EXHIBIT 11. STATEMENT OF COMPUTATION OF PER SHARE INCOME (LOSS)

                                               1995       1994         1993
                                            ---------- -----------  ----------
Income (loss) applicable to common stock... $  705,000 $(1,115,000) $  154,000
Weighted average number of common shares
 outstanding...............................  3,745,760   3,065,786   2,437,908
                                            ---------- -----------  ----------
Net income (loss) per common share and
 common share equivalents..................      $0.19      $(0.36)      $0.06

--------
(1) The after tax interest expense related to the assumed reduction of outstanding debt and the number of shares issuable on conversion of mandatory stock purchase contracts and exercise of stock options classified as common share equivalents are excluded from the computations since their effect is either antidilutive or immaterial.